Exhibit 99.1

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CNinsure Reports Third Quarter 2010 Unaudited Financial Results
— Quarterly Earnings Exceed Prior Guidance —
— Quarterly Basic and Diluted EPS up 30.4% and 29.7% Year-over-Year, Respectively —
GUANGZHOU, November 22, 2010 (GLOBE NEWSWIRE) — CNinsure Inc., (Nasdaq: CISG), (the “Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, today announced its unaudited financial results for the third quarter 2010 ended September 30, 2010.1
Financial Highlights:
Highlights for Third Quarter 2010
•	Total net revenues: RMB388.2 million (US$58.0 million), representing an increase of 30.4% from the corresponding period of 2009.

•	Income from operations: RMB119.1 million (US$17.8 million), representing an increase of 35.7% from the corresponding period of 2009.

•
Net income attributable to the Company’s shareholders: RMB109.8 million (US$16.4 million), representing an increase of 42.7% from the corresponding period of 2009, which exceeded the previous guidance of approximately 38% year-over-year growth.

•
Basic and diluted net income per American Depositary Share (“ADS”): RMB2.198 (US$0.329) and RMB2.128 (US$0.318), respectively, representing an increase of 30.4% and 29.7%, respectively, from the corresponding period of 2009.

Commenting on the financial results, Mr. Yinan Hu, chairman and chief executive officer of the Company, stated, “The Company maintained strong growth momentum in the third quarter with total net revenues and net income attributable to CNinsure’s shareholders growing 30.4% and 42.7% year-over-year, respectively, exceeding our previous guidance. Although the follow-on public offering in July led to a dilution in our EPS, we still recorded a 29.7% year-over-year diluted EPS growth in the third quarter, demonstrating the strong execution capability of the management. “Robust growth of our three existing business lines continued into the third quarter with the life insurance business and claims adjusting business growing 109.1% and 34.3% year-over-year,

[1]
This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6905 to US$1.00, the effective noon buying rate as of September 30, 2010 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.

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respectively. The overall commission rate from the property and casualty insurance business increased over the previous quarter, which led to a year-over-year growth of 6.7% in our property and casualty insurance business in the third quarter as compared to year-over-year decline of that in the second quarter. We believe there is still room for further improvement in our property and casualty insurance commission rate.” Mr. Hu continued, “During the past decade, CNinsure has built a nation-wide sales and service network in 23 provinces, enabling the Company to change its role from an insurance product retailer with no bargaining power to a general agency with more influence in its cooperation with upstream product suppliers. To better meet customers’ needs, we have placed more focus on customized products instead of merely distributing general products already prevalent in the market. Furthermore, we have been building new profits centers to sell multiple products to each of our customers in an effort to strengthen our profitability. We believe the ongoing insurance marketing system reform, coupled with the increasing demand for asset preservation and appreciation and financing service as a result of the growth in people’s disposable income will provide CNinsure with greater opportunities for future development.
“Since our initial public offering in 2007, organic growth and growth through acquisitions have become the dual engines for our business development and we have maintained positive balance between the two strategies. Of the 30.4% year-over-year growth in terms of total net revenues in the third quarter, organic growth accounted for approximately 72% while growth through acquisitions accounted for approximately 28%. Due to the immature and fragmented nature of China’s insurance intermediary industry, we have adopted a unique acquisition model to identify suitable acquisition targets while reducing risks, which has proved to be viable. Looking ahead, acquisition will continue to be one of our most important growth strategies. We will constantly review and refine our acquisition model to make it more simplified and straightforward, in terms of valuation matrix, payment method, and earn-out provisions. For the future potential acquisitions, we will, as always, place strong emphasis on restricting risk, enhancing cash flow and insisting on high growth and high return.
“We are now building the groundwork for our e-commerce insurance, insurance brokerage, consumer finance and wealth management businesses in an effort to turn our blueprint for the next five years into reality. Examining all the opportunities and challenges, we firmly believe that the Company will be able to continue its strong growth momentum for the next few years. We are confident in the growth prospects of the Company and China’s financial services industry and committed to maximizing shareholder value by pursuing the long-term sustainable growth of the Company.”
Financial Results for the Third Quarter Ended September 30, 2010
Total net revenues for the third quarter ended September 30, 2010 were RMB388.2 million (US$58.0 million), representing an increase of 30.4% from RMB297.8 million for the corresponding period of 2009. The increase was primarily driven by the significant growth of the life insurance business as a result of the growth in sales volume, the increase in commission rate for new life insurance policies and the growth in renewal commissions.
Total operating costs and expenses were RMB269.2 million (US$40.2 million) for the third quarter of 2010, representing an increase of 28.1% from RMB210.1 million for the corresponding period of 2009.

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Commissions and fees expenses were RMB180.4 million (US$27.0 million) for the third quarter of 2010, representing an increase of 29.1% from RMB139.7 million for the corresponding period of 2009. The increase was primarily due to sales growth and largely tracked the increase in net revenues from commissions and fees.
Selling expenses were RMB17.5 million (US$2.6 million) for the third quarter of 2010, representing an increase of 18.3% from RMB14.8 million for the corresponding period of 2009, primarily due to sales growth and an increase in expenses incurred in connection with the establishment of new outlets.
General and administrative expenses were RMB71.3 million (US$10.7 million) for the third quarter of 2010, representing an increase of 28.3% from RMB55.6 million for the corresponding period of 2009. The increase was primarily due to increases in the following non-cash items:
(1)
an increase of 47.0% in depreciation of fixed assets from RMB4.3 million for the third quarter of 2009 to RMB6.3 million (US$0.9 million) for the third quarter of 2010, largely as a result of the operation of the upgraded IT system in more affiliated entities in the third quarter of 2010;

(2)
an increase of 94.5% in amortization of intangible assets from RMB2.7 million for the third quarter of 2009 to RMB5.3 million (US$0.8 million) for the third quarter of 2010, largely as a result of the acquisitions we made in 2010; and

(3)
an increase of 285.5% in share-based compensation expenses from RMB1.5 million for the third quarter of 2009 to RMB5.9 million (US$0.9 million) for the third quarter of 2010, associated with the grant of options to various directors, officers and employees in February 2010.

As a result of the foregoing factors, income from operations was RMB119.1 million (US$17.8 million) for the third quarter of 2010, representing an increase of 35.7% from RMB87.7 million for the corresponding period of 2009. Operating margin was 30.7% for the third quarter of 2010, compared to 29.5% for the corresponding period of 2009.
Interest income for the third quarter of 2010 was RMB7.2 million (US$1.1 million), representing a decrease of 3.7% from RMB7.5 million for the corresponding period of 2009.
Income tax expense for the third quarter of 2010 was RMB21.5 million (US$3.2 million), representing an increase of 0.5% from RMB21.4 million for the corresponding period of 2009. The effective income tax rate applicable to the Company was 17.0% for the third quarter of 2010, compared to 22.4% for the corresponding period of 2009. The decrease was primarily attributable to a tax holiday enjoyed by an affiliated subsidiary of the Company.
Net income attributable to the Company’s shareholders was RMB109.8 million (US$16.4 million) for the third quarter of 2010, representing an increase of 42.7% from RMB76.9 million for the corresponding period of 2009.

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Net margin was 28.3% for the third quarter of 2010 compared to 25.8% for the corresponding period of 2009.
Basic net income per ADS was RMB2.198 (US$0.329) for the third quarter of 2010, representing an increase of 30.4% from RMB1.686 for the corresponding period of 2009. Fully diluted net income per ADS was RMB2.128 (US$0.318) for the third quarter of 2010, representing an increase of 29.7% from RMB1.641 for the corresponding period of 2009.
As of September 30, 2010, the Company had RMB2.0 billion (US$297.6 million) in cash and cash equivalents.
Recent developments:
•
On November 19, 2010, CNinsure’s Board of Directors approved the retirement of Mr. Chengbin Li, vice president of human resources management and strategic planning, due to health reasons. The retirement will be effective December 1, 2010.

•
On November 1, 2010, CNinsure completed the acquisition of 65.1% equity interest in InsCom Holding Limited (“InsCom”), which was announced on July 29, 2010. Total consideration was RMB84.0 million in cash. The selling shareholders, Inscom’s original management, will stay as managing minority shareholders.

As part of the corporate restructuring of Inscom, CNinsure’s equity interests in six of its affiliated property and casualty insurance agencies will be transferred to an affiliated subsidiary of InsCom to facilitate smooth integration of online and offline services, in exchange for preference shares newly issued by the restructured InsCom. With the holding of the preference shares, CNinsure is entitled to all of the profits of the restructured InsCom for a certain period and reserves the right to require the restructured InsCom to redeem the preference shares for cash at RMB400 million.

•
On September 28, 2010, CNinsure announced that it had signed an agreement with Shanghai Puyi Investment Consulting Co., Limited (“Shanghai Puyi”) and Chengdu Ronghai Investment Co., Ltd. (“Chengdu Ronghai”), to set up a joint venture, named Fanhua Puyi Investment Management Co., Limited (“Fanhua Puyi”), to engage in independent investment research and provision of wealth management services. CNinsure, Shanghai Puyi and Chengdu Ronghai hold 19.48%, 44.61% and 35.91%, respectively, of the equity interest in Fanhua Puyi which will be capitalized at RMB51.48 million.

It is expected that Fanhua Puyi will become profitable in 2012. CNinsure is entitled to increase its shareholdings in Fanhua Puyi to gain a controlling interest when its business becomes more mature. The joint venture was subsequently established on November 19, 2010.

•
On September 28, 2010, CNinsure announced the acquisition of an additional 46% equity interest in Shenyang Fangda Insurance Agency Co., Ltd. (“Shenyang Fangda”) for RMB40 million in cash, increasing its total shareholdings in Shenyang Fangda from 5% to 51%. The transaction was subsequently closed on October 1, 2010.

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Shenyang Fangda was co-founded on April 23, 2008 by Chengdu Jingshi and CNinsure, each holding 95% and 5%, respectively, of the equity interest. It was agreed that after the establishment of Shenyang Fangda, Chengdu Jingshi would take responsibility for providing capital support and recruiting sales teams, while CNinsure would set forth management requirements and provide back-office support, and the management of Shenyang Fangda would manage day-to-day operations of the business. As of September 30, 2010, Shenyang Fangda had 432 effective sales agents and it is anticipated that its effective sales force will increase to 600 in 2011. Shenyang Fangda’s guaranteed profits shall be no less than RMB5.2 million in 2011 and shall grow at a compound annual growth rate of over 30% from 2011 to 2013.

Pursuant to the acquisition agreements with the selling shareholder, all of Shenyang Fangda’s net income from 2010 to 2015 will be distributed to CNinsure. If Shenyang Fangda fails to achieve the guaranteed profit and sales force targets, the total consideration for the acquisition is subject to downward adjustment, and CNinsure’s shareholdings in Shenyang Fangda will be adjusted upwards.

•
On September 1, 2010, CNinsure announced that Mr. Bo Zhao, former general manager of Property Insurance Department and Commercial Risk Insurance for Large Projects Department at PICC Property & Casualty Company Limited, had joined CNinsure to head its insurance brokerage business unit and assist the Company’s effort to expand its product and service offering from retail to commercial line.

•
As of September 30, 2010, CNinsure’s distribution and service network consisted of 49 insurance agencies, three insurance brokerages[2] and three claims adjusting firms[3] with 636 sales and services outlets operating in 23 provinces, compared to 47 insurance agencies, four insurance brokerages and four claims adjusting firms with 472 sales and service outlets operating in 22 provinces as of September 30, 2009. CNinsure had 48,714 sales agents and 1,488 professional claims adjustors as of September 30, 2010, compared to 36,227 sales agents and 1,449 professional claims adjustors as of September 30, 2009.

[2]
During the first quarter of 2010, CNinsure sold its 51% equity interest in Guangdong Qicheng Insurance Brokerage Co., Ltd. (“Qicheng”) to its managing minority shareholder at net asset value as Qicheng did not perform up to CNinsure’s requirements.

[3]
On June 11, 2010, Fanhua Fangzhong Insurance Surveyors & Loss Adjustors Co., Ltd, was restructured into a holding company with three subsidiaries and renamed Guangdong Fanhua Fangzhong Investment Management Co., Ltd.. The three subsidiaries include CNinsure Surveyors & Loss Adjustors Co., Ltd., Shanghai Fanhua Teamhead Insurance Surveyors & Loss Adjustors Co., Ltd., and Shenzhen Fanhua Property Insurance Surveyors & Loss Adjustors Co., Ltd. (formerly known as Shenzhen Hongzhengda Insurance Surveyors & Loss Adjustors Co., Ltd.).

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•
Net revenues from commissions and fees derived from the property and casualty insurance, life insurance and claims adjusting businesses for the third quarter of 2010 each contributed 55.8%, 31.9% and 12.3% of the Company’s total net revenues, respectively, compared to 68.2%, 19.8%, 12.0%, respectively, for the same period of 2009.

•
CNinsure ranked 39th in Forbes Asia’s “Best Under A Billion” List for 2010, making it the only insurance intermediary company to be in the List in the Asia-Pacific region. The selection was based on earnings growth, sales growth, and shareholders’ return on equity over the past 12 months as well as over the past three years.

Business Outlook
CNinsure expects its net income attributable to the Company’s shareholders excluding non-recurring investment income incurred by business combination achieved in stages to grow by approximately 32% for the fourth quarter 2010 compared to the corresponding period of 2009. This forecast reflects CNinsure’s current and preliminary view, which is subject to change.
Conference Call
The Company will host a conference call to discuss the third quarter 2010 results at
Time: 8:00 pm Eastern Standard Time on November 22, 2010
or 9:00 am Beijing/Hong Kong Time on November 23, 2010

The dial-in numbers:

United States:	+1-866-549-1292

United Kingdom:	0808-234-6305

Canada:	+1-866-8691-825

Singapore:	800-852-3576

Taiwan:	0080-185-6004

Hong Kong & Other Areas:	+852-3005-2050

China (Mainland):	400-681-6949

Password: 885507#

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A replay of the call will be available for 30 days as follows:

+852-3005-2020	(Hong Kong & other areas)

PIN number: 142589#
Additionally, a live and archived web cast of this call will be available at:
http://www.corpasia.net/us/CISG/irwebsite/index.php?mod=event
About CNinsure Inc.
CNinsure is a leading independent intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.
Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of November 22, 2010, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

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CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of September 30,	As of September 30,
	2009	2010	2010
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	1,457,890	1,991,214	297,618
Restricted cash	1,957	9,613	1,437
Accounts receivable, net	181,360	243,293	36,364
Insurance premium receivables	230	324	48
Other receivables	52,108	49,428	7,388
Deferred tax assets	2,602	9,100	1,360
Amounts due from related parties	25,337	27,200	4,065
Other current assets	6,015	8,438	1,261

Total current assets	1,727,499	2,338,610	349,541

Non-current assets:
Property, plant, and equipment, net	108,318	105,160	15,718
Goodwill	535,911	986,197	147,403
Intangible assets, net	81,485	127,725	19,091
Deferred tax assets	3,801	2,214	330
Investment in affiliates	86,701	136,019	20,330
Other non-current assets	2,250	2,225	333

Total assets	2,545,965	3,698,150	552,746

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CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)
(In thousands)

	As of December 31,	As of September 30,	As of September 30,
	2009	2010	2010
	RMB	RMB	US$
LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable	72,716	101,925	15,234
Insurance premium payables	1,957	2,052	307
Other payables and accrued expenses	182,139	131,115	19,597
Accrued payroll	24,152	28,091	4,199
Income tax payable	37,410	23,508	3,513
Amounts due to related parties	19,274	15,000	2,242

Total current liabilities	337,648	301,691	45,092

Non-current liabilities:
Other tax liabilities	2,537	5,540	828
Deferred tax liabilities	19,075	38,121	5,698

Total liabilities	359,260	345,352	51,618

Ordinary shares	7,036	7,668	1,146
Additional paid-in capital	1,604,774	2,286,195	341,708
Statutory reserves	103,877	103,874	15,526
Retained earnings	348,663	644,437	96,321
Accumulated other comprehensive loss	(72,542)	(79,963)	(11,952)

Total CNinsure Inc. shareholders’ equity	1,991,808	2,962,211	442,749

Noncontrolling interests	194,897	390,587	58,379

Total equity	2,186,705	3,352,798	501,128

Total liabilities and equity	2,545,965	3,698,150	552,746

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CNINSURE INC.
Unaudited Condensed Consolidated Statements of Operations
(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2009	2010	2010	2009	2010	2010
	RMB	RMB	US$	RMB	RMB	US$

Net revenues:
Commissions and fees	297,680	388,004	57,993	798,873	1,035,694	154,800
Other service fees	125	227	34	484	313	47

Total net revenues	297,805	388,231	58,027	799,357	1,036,007	154,847

Operating costs and expenses:
Commissions and fees	(139,707)	(180,372)	(26,960)	(402,731)	(496,168)	(74,160)
Selling expenses	(14,799)	(17,511)	(2,617)	(34,157)	(50,205)	(7,504)
General and administrative expenses	(55,576)	(71,288)	(10,655)	(146,437)	(190,686)	(28,501)

Total operating costs and expenses	(210,082)	(269,171)	(40,232)	(583,325)	(737,059)	(110,165)

Income from operations	87,723	119,060	17,795	216,032	298,948	44,682
Other income, net:
Investment income	—	—	—	18,905	38,050	5,687
Interest income	7,528	7,247	1,083	26,103	19,683	2,942
Interest expense	(1)	—	—	(4)	—	—
Others, net	78	(18)	(2)	1,035	232	35
Changes in fair value of contingent consideration payables	—	—	—	(5,946)	—	—

Net income before income taxes and income of affiliates	95,328	126,289	18,876	256,125	356,913	53,346
Income tax expense	(21,350)	(21,456)	(3,207)	(67,289)	(72,260)	(10,801)
Share of income (loss) of affiliates	(10)	2,472	370	(37)	9,807	1,466

Net income	73,968	107,305	16,039	188,799	294,460	44,011

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CNINSURE INC.
Unaudited Condensed Consolidated Statements of Operations-(Continued)
(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2009	2010	2010	2009	2010	2010
	RMB	RMB	US$	RMB	RMB	US$
Less: Net loss attributable to the noncontrolling interests	(2,955)	(2,485)	(371)	(18,267)	(1,314)	(197)
Net income attributable to the Company’s shareholders	76,923	109,790	16,410	207,066	295,774	44,208

Net income per share:

Basic	0.084	0.110	0.016	0.227	0.314	0.047
Diluted	0.082	0.106	0.016	0.224	0.303	0.045
Net income per ADS:

Basic	1.686	2.198	0.329	4.538	6.282	0.939
Diluted	1.641	2.128	0.318	4.476	6.064	0.906
Shares used in calculating net income per share:

Basic	912,497,726	998,795,320	998,795,320	912,497,726	941,600,652	941,600,652
Diluted	937,397,373	1,031,977,186	1,031,977,186	925,236,583	975,563,550	975,563,550

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For more information, please contact:
Oasis Qiu
Investor Relations Manager
Tel: +86 (20) 6122-2777 x 850
Email: qiusr@cninsure.net
Source: CNinsure Inc.